UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Cazoo Group Ltd
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G2007L 105
(CUSIP Number)

Fran Sallas
Daily Mail and General Trust plc
Northcliffe House
2 Derry Street
London
W8 5TT
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2007L 105

1	NAMES OF REPORTING PERSONS
DAILY MAIL & GENERAL TRUST PLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED KINGDOM

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
10,069

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
10,069

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,069

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.001%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Percentage ownership is of the Class A Ordinary Shares issued and outstanding as of June 6, 2022 prior to any exercise of the Issuer’s public and private warrants, using information available in the Issuer’s prospectus dated June 14, 2022 that forms a part of the Issuer’s registration statement on Form F-1 (File No. 333-259778).

This Amendment No. 2 (the “Amendment”) to the Statement on Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D originally filed with the Securities and Exchange Commission by the Reporting Persons on September 3, 2021 (the “Schedule 13D”), with respect to the Class A ordinary shares, par value $0.0001 per share, of Cazoo Group Ltd (the “Issuer”).  Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction:

Item 4 of the Schedule 13D is hereby amended by adding the following:

Distribution to Former DMGT Shareholders

On June 23, 2022, DMGT distributed 132,622,256 of its Class A Ordinary Shares to DMGT’s former shareholders.  As a result of that distribution, DMGT holds 10,069 Class A Ordinary Shares.  Prior to the distribution, all Class C Ordinary Shares had automatically converted into Class A Ordinary Shares upon expiration of the lock-up applicable to the Class C Ordinary Shares.  DMGT no longer holds any Class C Ordinary Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2022

DAILY MAIL & GENERAL TRUST PLC

By:	/s/ Fran Sallas
	Name:	Fran Sallas
	Title:	Company Secretary